Exhibit 99.2

Sun Life Financial Inc.
Notice of Annual Meeting
May 9, 2007

The Annual Meeting of Common Shareholders of Sun Life Financial Inc. will be held at The Carlu, 444 Yonge Street (at College Street), 7th Floor, Toronto, Ontario, Canada on Wednesday, May 9, 2007 at 10:00 a.m. (Toronto time), for the following purposes:

1.
to receive the consolidated financial statements of Sun Life Financial Inc. for the year ended December 31, 2006, together with the reports of the auditor and the actuary on those statements;

2.
to elect directors;

3.
to appoint an auditor;

4.
to consider a proposal submitted by a shareholder as set out in Schedule C of the attached Management Information Circular; and

5.
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada. The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

The number of eligible votes that may be cast at the meeting as of March 16, 2007 is 572,181,386. If you were a shareholder of record at the close of business on March 16, 2007 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the form of proxy and returning it in the envelope provided or faxing it to 416-368-2502. For your vote to be recorded your proxy form must be received no later than 5:00 p.m. (Toronto time) on Monday, May 7, 2007 by our transfer agent, CIBC Mellon Trust Company, or its co-agents. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular.

If the meeting is adjourned, your proxy form must be received as described above no later than 5:00 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board of Directors,

Signed,

Joan M. Wilson
Vice-President and Corporate Secretary

March 16, 2007